UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Howard S. Tuthill
                             c/o Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 327-1700
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 18, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ]





                                                               Page 1 of 7 pages

-------------------------------------------                  -------------------
CUSIP NO. 629484 10 6                                        Page 2 of 7 Pages

-------------------------------------------                  -------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98


---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (a) [  ]
                  (b) [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO

---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida

--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

     NUMBER OF                1,814,611
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 1,814,611
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER

                              0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,814,611
---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
            OO
---------- ---------------------------------------------------------------------

-------------------------------------------                  -------------------
CUSIP NO. 629484 10 6                                        Page 3 of 7 Pages

-------------------------------------------                  -------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Howard S. Tuthill

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
               (a) [  ]
               (b) [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO

---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)|_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

     NUMBER OF                1,814,611
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 1,814,611
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER

                              0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,814,611
---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

                                                                     Page 4 of 7
                                      Introduction
                                      ------------

         This Schedule is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust") to the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98 (the "FIT Trust"). Tollefson is a beneficiary of the FIT Trust, and the sole Trustee of the FIT Trust is Howard S. Tuthill ("Tuthill"). The Common Stock was transferred from the Revocable Trust to the FIT Trust on December 18, 1998.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by the FIT Trust and by Howard S. Tuthill in his capacity as the sole Trustee of the Trust. The principal business address of both the FIT Trust and Tuthill (collectively, the "Reporting Persons") is c/o Cummings & Lockwood, Four Stamford Plaza, P.O. Box 120, Stamford, Connecticut 06904. Tuthill is partner at Cummings & Lockwood, a law firm headquartered in Stamford, Connecticut.

         During the last five years, neither Reporting Person has been convicted in a criminal proceeding nor been the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction which requires the filing of this Schedule was a transfer which was effected without consideration. On December 18, 1998, the Common Stock was transferred from the Revocable Trust to the FIT Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfer of 1,814,611 shares of Common Stock from the Revocable Trust to the FIT Trust was to implement certain aspects of Louise
B. Tollefson's estate and tax planning objectives.

         The Reporting Persons have no plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:


                   Number of Shares     Number of Shares      Aggregate
                   Beneficially Owned   Beneficially Owned    Number
                   With Sole Voting     With Shared Voting    of Shares       Percentage of
                   and Dispositive      and Dispositive       Beneficially    Shares
Name               Power                Power                 Owned           Beneficially Owned
----               ------------------   ------------------    ------------    ------------------


Louise B.
Tollefson
Florida
Intangible Tax
Trust u/a 12/9/98      1,814,611               0               1,814,611           18.7%

Howard S. Tuthill      1,814,611               0               1,814,611           18.7%


         (c) The Reporting Persons acquired beneficial ownership of 1,814,611 shares of Common Stock on December 18, 1998 in a transfer from the Revocable Trust. The Reporting Persons gave no consideration for such shares.

         (d) None.

         (e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Trust Agreement, dated December 9, 1998, executed in connection with the establishment of the FIT Trust (the "Trust Agreement"), Tuthill shall, upon April 30th of each calendar year, distribute the then remaining trust estate to the then acting Trustee of the Revocable Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number        Description
------        -----------

  1 Agreement, dated as of January 4, 1999, between the Reporting Persons relating to the filing of a joint Schedule 13D.

  2 Louise B. Tollefson Florida Intangible Tax Trust Agreement, dated December 9, 1998, between Louise B. Tollefson and Howard S. Tuthill.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 31, 1998


                                              /s/ Howard S. Tuthill
                                        ------------------------------------
                                        Howard S. Tuthill


                                        LOUISE B. TOLLEFSON FLORIDA
                                        INTANGIBLE TAX TRUST DATED 12/9/98

                                        By:   /s/ Howard S. Tuthill
                                           ---------------------------------
                                           Howard S. Tuthill
                                           Trustee

                                      EXHIBIT INDEX
                                      -------------


Exhibit
Number        Description
------        -----------

  1 Agreement, dated as of January 4, 1999, between the Reporting Persons relating to the filing of a joint Schedule 13D.

  2 Louise B. Tollefson Florida Intangible Tax Trust Agreement, dated December 9, 1998, between Louise B. Tollefson and Howard S. Tuthill.